EXHIBIT 99.2


                   [NORTHERN LEHIGH BANCORP, INC. LETTERHEAD]

                                December 11, 1998

Dear Shareholder:

     You are invited to attend a special meeting of the shareholders of your company, Northern Lehigh Bancorp, Inc., the holding company for The Citizens
National  Bank of  Slatington.  This  special  meeting will be held on Thursday,
January 14, 1999, at 1:00 p.m., at 510 Main Street, (next to the Bank's Main Office), Slatington, Pennsylvania 18080. The main purpose of the meeting is to vote on the merger of Northern Lehigh Bancorp, Inc. with a subsidiary of Harleysville National Corporation, a bank holding company located in Harleysville, Montgomery County, Pennsylvania. If the merger is completed, you will receive 3.57 shares of Harleysville National Corporation common stock in exchange for each of your shares of Northern Lehigh Bancorp. Inc. The exchange of Northern Lehigh stock for Harleysville National Corporation stock (other than cash paid for fractional shares) will be tax-free to Northern Lehigh shareholders for federal income purposes. Completion of the merger is subject to certain conditions. The two principal conditions that the merger must meet are that the shareholders of Northern Lehigh Bancorp, Inc. approve the merger and that certain banking regulatory agencies approve the merger.

     The attached notice of special meeting and proxy statement/prospectus describe the formal business to be transacted at the meeting. The directors and officers of Northern Lehigh Bancorp, Inc. will be present at the meeting to respond to any questions from our shareholders.

     We urge you to carefully read the enclosed proxy statement/prospectus that describes the merger in detail and the requirements needed to complete the merger. The information contained in the "SUMMARY" portion of the proxy statement/prospectus gives a basic description of the merger. If you have any questions after a review of the proxy statement/prospectus consult with your own advisors or contact Francis P. Burbidge, First Vice President of the Corporation, telephone (610) 767-3887.

     Hopper Soliday & Co., Inc., Northern Lehigh Bancorp, Inc's investment banker, provided the Board of Directors with an opinion that the consideration to be received by the shareholders in the merger transaction is fair, from a financial point of view.

     Your Board of Directors believes that the merger is in the best interests of the shareholders and urges you to vote for the merger.

                                               Sincerely yours,


                                               /s/ Joseph G. Bechtel
                                               ------------------------
                                               /s/ Joseph G. Bechtel
                                               Chairman of the Board of
                                               Directors and President